SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

NTS Realty Holdings Limited Partnership
(Name of the Issuer)

NTS Realty Holdings Limited Partnership
NTS Realty Capital, Inc.
NTS Merger Parent, LLC
NTS Merger Sub, LLC
J.D. Nichols
Brian F. Lavin
 (Names of Persons Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

629422106
 (CUSIP Number of Class of Securities)

Gregory A. Wells
Executive Vice President and CFO of
NTS Realty Capital, Inc., Managing General Partner of
NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Stephen H. Miller Fore, Miller & Schwartz 200 South Fifth Street, Suite 700 North Louisville, Kentucky 40202 (502) 589-5250	Cezar M. Froelich, Esq. Shefsky & Froelich Ltd. 111 East Wacker Drive, Suite 2800 Chicago, Illinois 60601 (312) 836-4002	C. Craig Bradley, Jr. Joseph M. Ruschell Stites & Harbison, PLLC 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 (502) 587-3400

This statement is filed in connection with (check the appropriate box):

a.  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☐ A tender offer.

d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation: $32,330,843*	Amount of Filing Fee: $4,409.93

*  As of May 31, 2013, there were (i) 4,229,421 limited partnership units of NTS Realty Holdings Limited Partnership outstanding that were owned by unitholders other than the Nichols and Lavin Limited Partners and (ii) deferred compensation represented by 81,358 phantom units held by non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership, which deferred compensation will be payable to such non-employee directors in the form of limited partnership units immediately prior to the closing of the merger.

Total consideration of $32,330,843 was determined based upon the sum of (i) the product of the per unit merger consideration of $7.50 and 4,229,421the aggregate number of units proposed to be converted into the right to receive merger consideration and (ii) $610,185 expected to be paid in connection with the payment of deferred compensation to the non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership.

In accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, the filing fee was determined by multiplying 0.00013640 by the total consideration.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$4,406.26
	Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	February 4, 2013

	Amount Previously Paid:	$3.67
	Form or Registration No.:	Revised Preliminary Proxy Statement on Schedule 14A
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	July 19, 2013

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by NTS Realty Holdings Limited Partnership, a Delaware limited partnership (“NLP”), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of NLP (“Realty Capital”), NTS Merger Parent, LLC, a Delaware limited liability company and affiliate of J.D. Nichols and Brian F. Lavin (“Parent”), NTS Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of

Parent (“Merger Sub”), J.D. Nichols, Chairman of Realty Capital, and Brian F. Lavin, President and Chief Executive Officer of Realty Capital, in connection with the Agreement and Plan of Merger, dated December 27, 2012, among Parent, Merger Sub, Realty Capital and NLP (the “merger agreement,” and the transactions set forth therein, the “merger”).

     If the merger agreement is approved by the affirmative vote of (a) the holders of a majority of the outstanding limited partnership units of NLP, not held by Mr. Nichols, Mr. Lavin or any of their respective affiliates voting as a class and (b) the holders of a majority of the outstanding limited partnership units of NLP voting as a class and the other conditions set forth in the merger agreement are either satisfied or waived, then Merger Sub will merge with and into NLP with NLP continuing as the surviving entity.

     In the merger, each outstanding limited partnership unit of NLP (other than units held by Messrs. Nichols and Lavin and their affiliates), will be converted into the right to receive merger consideration of $7.50 per unit in cash, without interest (the “merger consideration”).  The compensation deferred by each non-employee member of the Board of Directors of Realty Capital and represented by phantom units pursuant to the Realty Capital Directors Deferred Compensation Plan will be issued to such nonemployee member of the Board of Directors as units in NLP and will be converted automatically into and thereafter represent the right to receive the merger consideration.  All deferred compensation issued pursuant to the Realty Capital Officers Deferred Equity Bonus Plan that is outstanding as of the effective time of the merger will remain outstanding in accordance with its terms as equity awards in the surviving entity.

     Concurrently with the filing of this Schedule 13E-3, NLP is filing a revised Preliminary Proxy Statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Board of Directors of Realty Capital will be soliciting proxies from unitholders of NLP in connection with the merger. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto.

     All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning NLP has been supplied by NLP. All information in this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning each other Filing Person has been supplied by such Filing Person.  All information in, or incorporated by reference in, this Schedule 13E-3 by reference to the Preliminary Proxy Statement is hereby incorporated by reference to the extent related to the merger agreement and the merger.

ITEM 1.               SUMMARY TERM SHEET.

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the caption “Summary Term Sheet” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 2.               SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a)
Name and Address.  The name of the subject company is NTS Realty Holdings Limited Partnership, a Delaware limited partnership with principal executive offices at 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222. Its telephone number is (502) 426-4800.

(b)	Securities. The class of securities to which this Schedule 13E-3 relates is limited partnership units of NLP of which 11,095,274 were issued and outstanding as of May 31, 2013.

(c)–(d)
Trading Market and Price; Dividends. The information set forth under the caption “Unit Market Price and Distribution Information” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. There have been no underwritten public offerings of limited partnership units of NLP in the last three years.

(f)	Prior Stock Purchases. The information set forth under the caption “Certain Purchases and Sales of Units” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 3.               IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003

(a)–(b)
Name and Address; Business and Background of Entities. The information set forth under the captions “Directors and Executive Officers of NLP’s Managing GP” and “Information Concerning the Parent Parties and NTS Realty Partners, LLC” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons. The information set forth under the caption “Directors and Executive Officers of NLP’s Managing GP” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 4.               TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors”

“The Special Meeting”

“The Merger Agreement” and

“Annex A: Merger Agreement”

(c)	Different Terms. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Structure and Steps of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Merger Agreement—Effect of the Merger on the Units and Certain Other Securities of NLP and Merger Sub” and

“The Merger Agreement—Other Covenants and Agreements—Indemnification and Insurance”

(d)	Appraisal Rights. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights” and

“Special Factors—Appraisal Rights of Limited Partners”

(e)
Provisions For Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.               PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a)	Transactions. None.

(b)	Significant Corporate Events. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Structure and Steps of the Merger”

“The Merger Agreement” and

“Annex A: Merger Agreement”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Structure and Steps of the Merger”

“The Merger Agreement” and

“Annex A: Merger Agreement”

(e)	Agreements Involving the Subject Company's Securities. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Required Vote; Voting and Support Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Voting and Support Agreement”

“Special Factors—Financing of the Merger”

“Security Ownership of Certain Beneficial Owners and Management” and

“Annex A: Voting and Support Agreement (related to Merger Agreement)”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Structure and Steps of the Merger” and

“Annex A: Merger Agreement”

(c)(1)–(8)	Plans. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Structure and Steps of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement” and

“Annex A: Merger Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger” and

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger” and

“Special Factors—Interests of Certain Persons in the Merger”

(c)	Reasons. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors— Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger” and

“Special Factors—Interests of Certain Persons in the Merger”

(d)	Effects. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Tax Consequences”

“Special Factors—Background of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Special Factors—Tax Consequences of the Merger”

“Special Factors—Structure and Steps of the Merger”

“The Merger Agreement” and

“Annex A: Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a)–(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinion of Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger” and

“Annex B: Opinion of Centerboard Securities, LLC”

(c)	Approval of Security Holders. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Required Vote; Voting and Support Agreement”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“The Special Meeting—Record Date and Quorum Requirement” and

“The Special Meeting—Vote Required; How Units are Voted”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinion of Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger” and

“Annex B: Opinion of Centerboard Securities, LLC”

(e)	Approval of Directors. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger” and

“Special Factors—Interests of Certain Persons in the Merger”

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a)–(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The preliminary discussion materials, dated November 14, 2012, prepared by Centerboard Securities, LLC and provided to the Special Committee of the Board of Directors of Realty Capital, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.  The preliminary discussion materials, dated November 27, 2012, prepared by Centerboard Securities, LLC and provided to the Special Committee of the Board of Directors of Realty Capital, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.  The presentation of Centerboard Securities, LLC to the Special Committee of the Board of Directors of Realty Capital, dated December 27, 2012, is attached hereto as Exhibit (c)(3) and is incorporated herein by reference. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Annex B: Opinion of Centerboard Securities, LLC”

The written opinion of Centerboard Securities, LLC is attached to the Preliminary Proxy Statement as Annex B and is incorporated herein by reference.

(c)
Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of NLP during its regular business hours by any interested unitholder of NLP.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)–(b)	Source of Funds; Conditions. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger” and

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger” and

“Special Factors—Estimated Fees and Expenses”

(d)	Borrowed Funds. The information set forth under the caption “Special Factors—Financing of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management” and

“Certain Purchases and Sales of Units”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d)-(e)
Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Required Vote; Voting and Support Agreement”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the 13E-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Purpose of and Reasons of the 13E-3 Filing Persons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Voting and Support Agreement”

“The Special Meeting—Vote Required; How Units are Voted” and

“The Merger Agreement—Recommendation”

ITEM 13.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a)
Financial Information. The information set forth under the caption “Selected Historical Consolidated Financial Data” in the Preliminary Proxy Statement is incorporated herein by reference.  NLP’s audited financial statements as of and for the years ended December 31, 2012 and 2011, set forth in Item 8 of its Annual Report on Form 10-K for the year ended December 31, 2012, as well as the unaudited financial statements set forth in Item 1 of its quarterly report on Form 10-Q for the quarter ended March 31, 2013, are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting—Who Can Help Answer My Questions?”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Who to Call for Assistance” and

“The Special Meeting—Proxy Solicitation”

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Preliminary Proxy Statement and annexes thereto is incorporated herein by reference.

ITEM 16.             EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)
Preliminary Proxy Statement of NTS Realty Holdings Limited Partnership (incorporated by reference to the Preliminary Proxy Statement of NTS Realty Holdings Limited Partnership filed with the Securities and Exchange Commission on July 19, 2013).

(a)(2)	Letter to NTS Realty Holdings Limited Partnership unitholders (included with the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Form of Proxy Card for NTS Realty Holdings Limited Partnership unitholders (attached to the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(4)
Press release issued by NTS Realty Holdings Limited Partnership, dated December 27, 2012 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on December 28, 2012).

*(b)(1)	Commitment Letter from Quince Associates (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on December 28, 2012).

*(b)(2)
First Amendment to Commitment Letter from Quince Associates (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on March 15, 2013).

*(b)(3)
Second Amendment to Commitment Letter from Quince Associates (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on April 29, 2013).

(c)(1)
Opinion of Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc., dated December 27, 2012 (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)
Preliminary discussion materials dated November 14, 2012, of Centerboard Securities, LLC, provided to the special committee of the board of directors of NTS Realty Capital, Inc. (incorporated by reference to Exhibit (c)(2) to NLP's Schedule 13E-3, filed with the SEC on February 4, 2013).

(c)(3)	Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on December 27, 2012.

(c)(4)	Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on November 27, 2012.

*(d)(1)
Agreement and Plan of Merger, dated December 27, 2012, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Capital, Inc. and NTS Realty Holdings Limited Partnership (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*(d)(2)
Voting And Support Agreement, dated as of December 27, 2012, by and among J.D. Nichols, Brian Lavin, NTS Realty Capital, Inc., NTS Realty Partners, LLC, ORIG, LLC, Ocean Ridge Investments, Ltd., BKK Financial, Inc., The J.D. Nichols Irrevocable Trust for My Daughters, The J.D. Nichols Irrevocable Trust for My Grandchildren, Gregory A. Wells, as trustee of each of the trusts, Kimberly Ann Nichols, Zelma Nichols, Brickwood, LLC, NTS Realty Capital, Inc.  and NTS Realty Holdings Limited Partnership (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on December 28, 2012).

(f)	None.

(g)	None.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2013
NTS REALTY HOLDINGS LIMITED
PARTNERSHIP

By:      NTS Realty Capital, Inc.,
             its managing general partner

By:      /s/ Gregory A. Wells
Name: Gregory A. Wells
Title:   Executive Vice President and Chief Financial
Officer

Date: July 19, 2013	NTS REALTY CAPITAL, INC. By: /s/ Gregory A. Wells Name: Gregory A. Wells Title: Executive Vice President and Chief Financial Officer

Date: July 19, 2013	NTS MERGER PARENT, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager

Date: July 19, 2013	NTS MERGER SUB, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager

Date: July 19, 2013	J.D. NICHOLS /s/ J.D. Nichols J.D. Nichols

Date: July 19, 2013	BRIAN F. LAVIN /s/ Brian F. Lavin Brian F. Lavin

Exhibit Index

Exhibit No.	Description

(a)(1)
Preliminary Proxy Statement of NTS Realty Holdings Limited Partnership (incorporated by reference to the Preliminary Proxy Statement of NTS Realty Holdings Limited Partnership filed with the Securities and Exchange Commission on July 19, 2013).

(a)(2)	Letter to NTS Realty Holdings Limited Partnership unitholders (included with the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Form of Proxy Card for NTS Realty Holdings Limited Partnership unitholders (attached to the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(4)
Press release issued by NTS Realty Holdings Limited Partnership, dated December 27, 2012 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on December 28, 2012).

*(b)(1)	Commitment Letter from Quince Associates (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on December 28, 2012).

*(b)(2)
First Amendment to Commitment Letter from Quince Associates (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on March 15, 2013).

*(b)(3)
Second Amendment to Commitment Letter from Quince Associates (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on April 29, 2013).

(c)(1)
Opinion of Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc., dated December 27, 2012 (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)
Preliminary discussion materials dated November 14, 2012, of Centerboard Securities, LLC, provided to the special committee of the board of directors of NTS Realty Capital, Inc. (incorporated by reference to Exhibit (c)(2) to NLP's Schedule 13E-3, filed with the SEC on February 4, 2013).

(c)(3)	Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on December 27, 2012.

(c)(4)	Materials presented by Centerboard Securities, LLC to the special committee of the board of directors of NTS Realty Capital, Inc. on November 27, 2012.

*(d)(1)
Agreement and Plan of Merger, dated December 27, 2012, among NTS Merger Parent, LLC, NTS Merger Sub, LLC, NTS Realty Capital, Inc. and NTS Realty Holdings Limited Partnership (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

*(d)(2)
Voting And Support Agreement, dated as of December 27, 2012, by and among J.D. Nichols, Brian Lavin, NTS Realty Capital, Inc., NTS Realty Partners, LLC, ORIG, LLC, Ocean Ridge Investments, Ltd., BKK Financial, Inc., The J.D. Nichols Irrevocable Trust for My Daughters, The J.D. Nichols Irrevocable Trust for My Grandchildren, Gregory A. Wells, as trustee of each of the trusts, Kimberly Ann Nichols, Zelma Nichols, Brickwood, LLC, NTS Realty Capital, Inc.  and NTS Realty Holdings Limited Partnership (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on December 28, 2012).

(f)	None.

(g)	None.

* Previously filed.